                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                        American Claims Evaluation, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   025144 10 6
                                 (CUSIP Number)

                                 Mr. Gary Gelman
                        American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 August 15, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
CUSIP No. 025144 10 6

1)   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)
          Gary Gelman

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS) (a)
                             (b)

3)   SEC USE ONLY (SEE INSTRUCTIONS)

4)   SOURCE OF FUNDS

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

7)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER
                         3,696,400

8)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER
                         0

9)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER
                         3,696,400

10)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER
                         0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,696,400

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         73.1%

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                         IN

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         Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 19, 1988
as amended by Amendment No. 1 filed with the SEC on July 17, 1989, and as further amended by Amendment No. 2 filed with the SEC on November 1, 1991, by
Amendment No. 3 filed with the SEC on July 26, 1993, by Amendment No. 4 filed with the SEC on July 8, 1997, by Amendment No. 5 filed with the SEC on November
13, 2000 and by Amendment No. 6 filed with the SEC on June 29, 2004 (the
"Schedule 13D").

         This Schedule relates to the common stock, par value $.01 per share
(the "Shares"), of American Claims Evaluation, Inc., a New York corporation (the
"Company").

Item 5. Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,696,400
                  Shares, or 73.1% of the Shares as of August 15, 2005. Of such
                  Shares, 800,000 are issuable pursuant to grants under the
                  Company's employee stock option plans."

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "Mr. Gelman has sole voting and dispositive power over
                  3,696,400 Shares."

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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2005

                                                      /s/ Gary Gelman
                                                      ---------------
                                                      Gary Gelman

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